August 27, 2014	Maureen A. Meredith T +1 617 951 7239 maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (formerly Managers AMG Funds) (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 124 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on July 18, 2014, relating to AMG Renaissance International Equity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 124. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(a) under the 1933 Act (the “Second 485(a) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the Second 485(a) Amendment, the effectiveness of which the Trust intends to request acceleration.

Prospectus

2. Comment: Under “Summary of the Fund – Expense Example,” please confirm that the impact of the Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses.

Response: Consistent with Instruction 4 to Item 3 of Form N-1A, the Trust submits that the expense example assumes the Fund’s operating expenses remain the same, except that an adjustment has been made to reflect the Fund’s expense limitation arrangements in the period for which the expense limitation is expected to continue. The Fund has an expense limitation arrangement in place through May 1, 2016. Therefore, the expense example reflects the impact of the Fund’s contractual expense limitation through May 1, 2016.

3. Comment: In the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement, please include information relating to the Investment Manager’s ability to recoup fees waived and expenses paid, and clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the contractual expense limitation amount that was in effect at the time fees were waived or expenses paid.

Response: The Trust notes that the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement provides that the Investment Manager’s waiver of its management fee and/or reimbursement of the Fund’s expenses is subject to later reimbursement by the Fund in certain circumstances. The Trust has moved the following disclosure from the “Additional Information About the Fund – Additional Information About the Fund’s Expenses and Performance” section of the Prospectus into the footnote to the Annual Fund Operating Expenses table in order to provide shareholders with additional information regarding the possibility of recoupment:

In general, for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to the Fund’s contractual expense limitation, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the parenthetical above) to exceed the contractual expense limitation amount.

During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

4. Comment: Under “Summary of the Fund – Portfolio Management,” the Staff notes a subheading in the section refers to “Portfolio Managers,” but only one portfolio manager is disclosed in the section. Please reconcile disclosure.

Response: The Trust confirms that one individual, Joe Bruening, is primarily responsible for the day-to-day management of the Fund’s portfolio. The Trust has revised the subheading referenced above to read as follows: “Portfolio Manager”.

5. Comment: The Staff notes that the disclosure under “Additional Information About the Fund – Additional Information About the Fund’s Expenses and Performance” relating to the Fund’s Expense Limitation and Recoupment Agreement provides as follows: “In general, for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to the Fund’s contractual expense limitation, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the parenthetical above) to exceed the contractual expense limitation amount.” Please remove the quoted sentence and confirm that expenses cannot be recouped after the Investment Manager ceases to provide investment advisory services to the Fund.

Response: The Trust believes that information relating to the recoupment is helpful to Fund shareholders and, in response to Comment 3 above, has moved the above-referenced disclosure to the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement.

The Trust acknowledges the Staff’s position that expenses cannot be recouped after the Investment Manager ceases to provide investment advisory services to the Fund. As discussed in the comment response letter filed with the SEC on June 13, 2014 in response to the Staff’s comments to Post-Effective Amendment No. 114 under the 1933 Act, filed in connection with the Fund’s initial registration, the Trust revised the Expense Limitation and Recoupment Agreement and related disclosure in the Registration Statement, filed in Post-Effective Amendment No. 120 under the 1933 Act, in light of the Staff’s position. In connection with the Fund’s launch and consistent with the Fund’s Expense Limitation and Recoupment Agreement, the disclosure in the Registration Statement was revised (i) to provide that the contractual expense limitation may only be terminated in the event the Investment Manager or a successor ceases to be the investment manager of the Fund or a successor fund, by mutual agreement between the Investment Manager and the AMG Funds Board of Trustees or in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund, and (ii) to remove the proviso that a termination of the agreement shall not affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination. The Trust confirms that the disclosure relating to the Expense Limitation and Recoupment Agreement, including the recoupment, was unchanged in Post-Effective Amendment Nos. 120 and 124. Therefore, the Trust believes that it has adequately addressed the Staff’s position that expenses cannot be recouped after the Investment Manager ceases to provide investment advisory services to the Fund.

6. Comment: Under “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Portfolio Turnover,” please add disclosure that the Fund has not yet completed its initial fiscal year so has no reportable portfolio turnover rate.

Response: The requested change has been made.

7. Comment: Under “Additional Information About the Fund – Fund Management,” in the paragraph referring to the exemptive order, please revise references to “Submanagers” consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497. If the term “Submanager” is intended to refer to subadvisors, please consider using the term “subadvisor.”

Response: The requested change has been made. The Second 485(a) Amendment will refer to “subadvisors” as opposed to “Submanagers.”

8. Comment: Under “Additional Information About the Fund – Fund Management,” in the paragraph referring to the exemptive order, please confirm whether the Fund would be required to send an information statement to shareholders within 90 days if it relied on the exemptive order to hire a subadvisor, and add disclosure of this condition of the exemptive order, if necessary.

Response: As noted under “Additional Information About the Fund – Fund Management” in the Prospectus, pursuant to an exemptive order issued by the SEC, the Fund participates in a manager of managers structure. The exemptive order requires that “[e]ach Fund’s prospectus will disclose the existence, substance and effect of the requested order. In addition, each Fund will hold itself out as employing the management structure described in the application. The prospectus will prominently disclose that the Manager has ultimate responsibility, subject to oversight by the Trustees, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.” See In the Matter of The Managers Funds, et. al., Investment Advisors Act of 1940 Release No. 26176 (Sept. 9, 2003). The Trust confirms that the Prospectus includes this required disclosure. The Trust also confirms that, as a condition of reliance on the exemptive order, within 90 days of the hiring of a new subadvisor, the Investment Manager would furnish shareholders of the Fund all information about the new subadvisor that would be included in a proxy statement. To meet this condition, the Investment Manager would provide shareholders of the Fund with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A of the Securities Exchange Act of 1934. The Trust notes that the “Management of the Fund – Investment Management and Subadvisory Agreements” section of the Fund’s Statement of Additional Information discloses the condition that the Investment Manager provide notification to shareholders within 90 days of the hiring of an unaffiliated subadvisor in reliance on the exemptive order.

Statement of Additional Information

9. Comment: The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Please remove this disclosure in light of the Staff’s view that this disclosure seems overly broad and inconsistent with Item 16(b) of Form N-1A.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

10. Comment: Under “Additional Investment Policies,” the Staff notes that investment company securities are a permissible investment of the Fund. If the Fund has a present intention to invest in investment company securities, please confirm that fees and expenses associated with the Fund’s investments in investment company securities are included in the Average Annual Total Returns table consistent with the requirements of Form N-1A.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to acquired fund fees and expenses.

11. Comment: Please provide more extensive disclosure regarding each Trustee’s experience, qualifications, attributes and skills for Board membership, consistent with Item 17(b) of Form N-1A. The staff notes that the phrase “significant board experience” is not specific enough and that the phrase “experienced businessman” is vague.

Response: The requested change has been made. The Trust has revised references to a Trustee’s “significant board experience” to provide more specific disclosure regarding the Trustee’s experience as a board member, and has revised the reference to Mr. Bingham as an “experienced businessman” to provide more specific disclosure regarding Mr. Bingham’s business experience.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc: Michael Ponder, Esq.

      Gregory C. Davis, Esq.